UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BYLINE BANCORP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

124411 109
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d–1(b)	[ ] Rule 13d–1(c)	[ X ] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124411 109
(1) ECR HOLDING, S.A. DE CV.
(2) Check the appropriate box if a member of a group [ ] (a) [ ] (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization MEXICO
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 2,038,691
(6) Shared voting power
(7) Sole dispositive power 2,038,691
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person 2,038,691
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 6.95% (1)
(12) Type of reporting person (see instructions) CO

(1)This calculation is based on 29,317,298 shares of common stock (“Common Stock”) of Byline Bancorp, Inc. (the “Issuer”) outstanding as of December 31, 2017, as reported in the Issuer’s Current Report on Form 8-K on January 26, 2018 (the “Form 8-K”).

SCHEDULE 13G	Page _____ of_____

Item 1(a) Name of issuer: BYLINE BANCORP, INC.

Item 1(b) Address of issuer's principal executive offices: 180 N. LASALLE STREET, SUITE 300, CHICAGO, IL, 60601

2(a) Name of person filing: ECR HOLDING, S.A. DE C.V.

2(b) Address or principal business office or, if none, residence: VASCONCELOS 220 OTE., COL. RESIDENCIAL SAN AGUSTIN, SAN PEDRO GARZA GARCIA, NUEVO LEON, MEXICO, C.P. 66260

2(c) Citizenship: MEXICO

2(d) Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE.

2(e) CUSIP No.: 124411 109

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d– 1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,038,691.

(b) Percent of class: 6.95%.

SCHEDULE 13G	Page _____ of_____

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,038,691.

(ii)	Shared power to vote or to direct the vote ____0 _____.

(iii)	Sole power to dispose or to direct the disposition of 2,038,691.

(iv)	Shared power to dispose or to direct the disposition of ____0 _____.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications. Not Applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018	Signature:	/s/ EUGENIO SANTIAGO CLARIOND REYES

	Name:	ECR HOLDING, S.A. DE C.V., by:
EUGENIO SANTIAGO CLARIOND REYES

Title:
DIRECTOR